

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2019

Judy Gavant
Executive Vice President and Chief Financial Officer
BAY BANKS OF VIRGINIA INC
1801 Bayberry Court, Suite 101
Richmond, Virginia 23226

> **Re: BAY BANKS OF VIRGINIA INC**
> **Form 10-K**
> **Filed March 8, 2019**
> **File No. 000-22955**

Dear Ms. Gavant:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Financial Services